Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
November 9, 2011	NYSE: SLW

SILVER WHEATON REVENUES AND OPERATING CASH FLOWS
DOUBLE IN THE THIRD QUARTER

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW)(NYSE:SLW) is pleased to announce its unaudited results for the third quarter ended September 30, 2011.

THIRD QUARTER HIGHLIGHTS

•	Attributable silver equivalent production increased slightly compared with Q3 2010, to 6.1 million ounces (5.9 million ounces of silver and 5,100 ounces of gold).

•	Revenue doubled compared with Q3 2010, to US$185.2 million, on silver equivalent sales of 5.1 million ounces (4.8 million ounces of silver and 6,300 ounces of gold).

•	Net earnings increased 96% compared with Q3 2010 (on an adjusted basis1), to US$135.0 million (US$0.38 per share).

•	Operating cash flows more than doubled compared with Q3 2010, to US$167.2 million (US$0.47 per share1).

•	Cash operating margin1 more than doubled compared with Q3 2010, to US$32.11 per silver equivalent ounce, demonstrating Silver Wheaton’s leverage to increasing silver prices.

•	Average cash costs of US$4.121 per silver equivalent ounce.

•	Quarter-end cash balance of US$715.6 million, with a net cash position of US$629.9 million.

•	Third quarterly dividend for 2011 of US$0.03 per common share was paid.

“Another quarter of increased silver equivalent sales, along with strong silver prices, produced solid financial results,” said Randy Smallwood, Silver Wheaton’s President and Chief Executive Officer. “During the quarter, several of our partners’ mines continued their focus on ramping up silver production, including Goldcorp’s Peñasquito mine, which had record throughput levels in the month of September. As a result, we remain confident of achieving our 2011 production guidance of between 25 and 26 million silver equivalent ounces.”

“The Company’s operating cash flows more than doubled, despite sales continuing to lag production, which was primarily the result of concentrate inventory build-up at

Glencore’s Yauliyacu mine in Peru. However, in 2012, Glencore anticipates a more consistent schedule of concentrate deliveries, which should result in more regular silver deliveries to Silver Wheaton.”

“Our Company’s ability to consistently deliver amongst the highest cash operating margins in the precious metals industry, a direct result of our model of essentially fixed operating cash costs, continues to result in significant cash flow generation, particularly in the current environment of strong silver prices. Cash flows will be used to continue making accretive silver stream acquisitions and to return capital to our shareholders in the form of sustainable dividend growth.  To this end, we are pleased to have recently amended our dividend policy, which now links to operating cash flows, and has resulted in a tripling of our current dividend.”

“In recent months, the resurgence in global economic turmoil has resulted in tighter debt and equity markets, negatively impacting advanced exploration and development stage mining companies’ access to project financing. Silver Wheaton is in a unique position to assist these companies with their growth goals by providing a value-enhancing source of capital through silver stream transactions. As such, our Corporate Development team continues to aggressively pursue high-quality and low-risk silver stream opportunities from around the globe, in order to further expand our sector leading production growth profile.”

Financial Review

Revenues

Revenue was US$185.2 million in the third quarter of 2011, on silver equivalent sales of 5.1 million ounces (4.8 million ounces of silver and 6,300 ounces of gold). This represents a 100% increase from the US$92.8 million in revenue generated in the third quarter of 2010, due primarily to increases in the average realized selling price of silver and gold of 87% and 26%, respectively.

Costs and Expenses

Average cash costs in the third quarter of 2011 were US$4.121 per silver equivalent ounce, compared with US$4.091 during the comparable period of 2010. This resulted in cash operating margins1 of US$32.11 per silver equivalent ounce, a 104% increase compared with the third quarter of 2010, demonstrating Silver Wheaton’s leverage to increasing silver prices.

During the third quarter, the Company recorded a non-cash deferred income tax expense of US$8.4 million, attributable primarily to the reversal of previously recognized deferred income tax assets relating to the decline in fair value of long-term investments in common shares, and to a lesser extent, income from Canadian operations.

Earnings and Operating Cash Flow

Net earnings in the third quarter of 2011 were US$135.0 million (US$0.38 per share), compared with adjusted net earnings1 of US$68.9 million (US$0.20 per share) for the same period in 2010, an increase of 96% (an increase of 90% on a per share basis). Cash flow from operations in the third quarter of 2011 was US$167.2 million (US$0.47 per share1), compared with US$70.5 million (US$0.20 per share1) for the same period in 2010, an increase of 137%. The increase in net earnings and operating cash flow is primarily attributable to increased selling prices of silver and gold.

Balance Sheet

At the end of the third quarter, the Company had approximately US$716 million of cash on hand, after making a scheduled upfront payment to Barrick of US$137.5 million, relating to the Barrick silver stream agreement. In addition, it had US$400 million of available credit under its revolving bank debt facility. The cash and available credit, together with strong operating cash flows, position the Company well to execute on its growth strategy of acquiring additional accretive silver stream interests.

Operational Highlights

Attributable silver equivalent production was 6.1 million ounces (5.9 million ounces of silver and 5,100 ounces of gold) in the third quarter of 2011, a slight increase compared to the third quarter of 2010. Operational highlights in the quarter are as follows:

Peñasquito - As per their October 26, 2011 disclosure, Goldcorp Inc. continues to focus on ramping up metal production at its world-class Peñasquito mine, with ore grades and metalurgical recoveries as anticipated. The mine remains on track to achieve its revised schedule of full production capacity of 130,000 tonnes per day by the end of the first quarter of 2012. Lower production was experienced during July and August as sulphide plant modifications and tests were completed. However, normal operating conditions in September led to record weekly and monthly plant throughput in excess of 100,000 tonnes per day.

Progress continued on the supplemental ore feed system in order to ensure a sufficient quantity of pebble feed to the high pressure grinding roll circuit.  An additional project underway to increase the height of the tailings dam proceeded as planned. In conjunction with this project, additional water supplies, required for the grinding and process plant, were added to eliminate current and potential future water shortfalls. Completion of these projects is the final step in bringing the Peñasquito plant’s throughput to its full design capacity.

Pascua-Lama – As per Barrick Gold Corporation’s October 27, 2011 disclosure, its world-class gold-silver Pascua-Lama project remains on track to commence production in mid-2013, with over 50% of the pre-production capital budget of $4.7 to $5.0 billion committed.  At the end of the third quarter, earthworks in Chile and Argentina were approximately 80% and 60% complete, respectively. Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s attributable silver production is expected to average 9 million ounces annually.

Zinkgruvan – As per Lundin Mining Corporation’s October 26, 2011 disclosure, metal production, including silver, at its Zinkgruvan mine was lower than expected due to technical problems in the grinding mills at its zinc/lead plant. Elevated vibrations experienced during the quarter were controlled by reducing the zinc mill throughput, which in turn led to lower than expected silver produced in concentrate.

Normal mill throughput rates are expected to resume after the re‐setting of the girth gear in October 2011.

Mineral Park – As per Mercator Minerals Ltd.’s October 4, 2011 disclosure, construction of the Phase II expansion to 50,000 tons per day was completed at its Mineral Park mine during the third quarter of 2011. During the quarter, the plant achieved peak throughput in excess of 60,000 tons per day, averaging over 45,000 tons per day in the first 45 days of commissioning.

Produced But Not Yet Delivered - Payable silver equivalent ounces produced but not yet delivered to Silver Wheaton by its partners increased by over 300,000 ounces in the third quarter, resulting in a total of approximately 3.8 million payable ounces at September 30, 2011. This was primarily due to an increase in concentrate inventory at the Yauliyacu mine, offset in part by reduced concentrate inventory levels at the Peñasquito mine.

Since mid-2009, concentrate shipments from Glencore International’s (“Glencore”) Yauliyacu mine have been affected by the shut-down of the Doe Run La Oroya smelter in Peru, previously the largest buyer of the bulk concentrate produced at the mine. Since that time, Glencore has had to make alternative smelting arrangements for its stockpiled bulk concentrates at Yauliyacu. This has led to an inconsistent delivery schedule, delaying the eventual complete reduction of this bulk concentrate.

In the second quarter of 2011, Glencore began replacing the bulk concentrate by producing separate, and more marketable, copper and lead concentrates. The consistency and quantity of these new concentrates has now stabilized, with more regular silver deliveries to Silver Wheaton from the copper concentrates expected in future quarters. Discussions between Glencore and prospective offtakers for the new lead concentrates are ongoing, however Glencore expects these discussions to be finalized in early 2012.

As at September 30, 2011, approximately 1.8 million ounces of cumulative payable silver equivalent ounces have been produced at Yauliyacu but not yet delivered to Silver Wheaton. Approximately 900,000 ounces are attributable to the bulk concentrate, while 900,000 ounces are attributable to the new copper and lead concentrates.

Detailed mine by mine production and sales figures can be found in the Appendix of this press release and in Silver Wheaton’s MD&A in the ‘Results of Operations and Operational Review’ section.

Operational highlights do not include material updates for mines with which Silver Wheaton has a silver purchase agreement but where our partners have yet to report their quarterly results.

Webcast and Conference Call Details

A conference call will be held Wednesday, November 9, 2011, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191

Dial from outside Canada or the US:	1-647-427-7450
Pass code:	11993265
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	11993265
Archived audio webcast:	www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Based upon its current agreements, forecast 2011 attributable production is 25 to 26 million silver equivalent ounces, including 15,000 ounces of gold. By 2015, annual attributable production is anticipated to increase significantly to approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

1. Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) average cash costs of silver and gold on a per ounce basis; (ii) operating cash flows per share (basic and diluted); (iii) cash operating margin and; (iv) adjusted net earnings and adjusted net earnings per share.

i.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the cost of sales by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

ii.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

iii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted).  The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

iv.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash, fair value adjustment on the Company’s previously issued and outstanding share purchase warrants which had an exercise price denominated in Canadian dollars from net earnings of the Company. As more fully described in the financial statements, these warrants are classified as a financial liability with any fair value adjustments being reflected as a component of net earnings. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use this information to evaluate the Company’s performance.  For the three months ended September 30, 2010, the net effect of these adjustments was to increase net earnings by US$45.3 million. As there were no share purchase warrants with an exercise price denominated in Canadian dollars outstandingduring 2011, there were no fair value adjustments recorded as a component of net earnings during the three months ending September 30, 2011.  As a result, adjusted net earnings is equivalent to net earnings for this period.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS
The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Condensed Interim Consolidated Statement of Operations (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars and shares in thousands, except per share amounts - unaudited)	2011	2010	2011	2010
Sales	$185,195	$92,834	$538,130	$273,776
Cost of sales	$21,036	$19,154	$61,983	$60,022
Depletion	13,647	12,505	40,065	41,416
	$34,683	$31,659	$102,048	$101,438
Earnings from operations	$150,512	$61,175	$436,082	$172,338
Expenses and other income
General and administrative 1	$6,311	$4,947	$19,065	$18,260
Loss on fair value adjustment of Canadian dollar share purchase warrants issued	-	45,276	-	76,378
Foreign exchange gain	(11)	(505)	(518)	(687)
Other expense (income)	787	(7,717)	4,139	(7,421)
	$7,087	$42,001	$22,686	$86,530
Earnings before tax	$143,425	$19,174	$413,396	$85,808
Deferred income tax (expense) recovery	(8,385)	4,497	(8,115)	3,674
Net earnings	$135,040	$23,671	$405,281	$89,482

Basic earnings per share	$0.38	$0.07	$1.15	$0.26
Diluted earnings per share	$0.38	$0.07	$1.14	$0.26
Weighted average number of shares outstanding
Basic	353,327	344,253	353,165	343,168
Diluted	356,014	346,242	355,935	344,779
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$1,700	$1,306	$4,769	$6,431

Condensed Interim Consolidated Balance Sheets (unaudited)

	September 30	December 31	January 1
(US dollars in thousands - unaudited)	2011	2010	2010
Assets
Current assets
Cash and cash equivalents	$715,622	$428,636	$227,566
Accounts receivable	11,743	7,088	4,881
Other	1,115	727	1,027
Total current assets	$728,480	$436,451	$233,474
Non-current assets
Silver and gold interests	$1,886,235	$1,912,877	$1,928,476
Long-term investments	140,667	284,448	73,747
Deferred income taxes	3,787	-	-
Other	1,506	1,607	1,852
Total non-current assets	$2,032,195	$2,198,932	$2,004,075
Total assets	$2,760,675	$2,635,383	$2,237,549
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$15,291	$9,843	$10,302
Current portion of bank debt	28,560	28,560	28,560
Current portion of silver interest payments	128,625	133,243	130,788
Total current liabilities	$172,476	$171,646	$169,650
Non-current liabilities
Deferred income taxes	$-	$822	$-
Liability for Canadian dollar share purchase warrants	-	-	51,967
Long-term portion of bank debt	57,200	78,620	107,180
Long-term portion of silver interest payments	-	122,346	236,796
Total non-current liabilities	$57,200	$201,788	$395,943
Total liabilities	$229,676	$373,434	$565,593
Shareholders' Equity
Issued capital and contributed surplus	$1,814,434	$1,801,786	$1,497,095
Retained earnings	722,091	344,075	190,865
Long-term investment revaluation reserve (net of tax)	(5,526)	116,088	(16,004)
Total shareholders' equity	$2,530,999	$2,261,949	$1,671,956
Total liabilities and shareholders' equity	$2,760,675	$2,635,383	$2,237,549

Condensed Interim Consolidated Statement of Cash Flows (unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
(US dollars in thousands - unaudited)	2011	2010	2011	2010
Operating Activities
Net earnings	$135,040	$23,671	$405,281	$89,482
Items not affecting cash
Depreciation and depletion	13,709	12,573	40,266	41,615
Equity settled stock based compensation	1,700	1,306	4,769	6,431
Deferred income tax expense (recovery)	8,385	(4,497)	8,115	(3,674)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued	-	45,276	-	76,378
Loss on fair value adjustment of share purchase warrants held	597	(7,861)	3,380	(8,094)
Other expense (income)	703	(1,252)	392	(729)
Change in non-cash operating working capital	7,113	1,269	543	(6,334)
Cash generated by operating activities	$167,247	$70,485	$462,746	$195,075
Financing Activities
Bank debt repaid	$(7,140)	$(7,140)	$(21,420)	$(21,420)
Share issue costs	-	-	-	(85)
Share purchase warrants exercised	-	5,017	61	6,022
Share purchase options exercised	2,756	8,579	7,818	26,881
Dividends paid	(10,603)	-	(31,797)	-
Cash (applied to) generated by financing activities	$(14,987)	$6,456	$(45,338)	$11,398
Investing Activities
Silver and gold interests	$(137,755)	$(144,465)	$(141,013)	$(158,176)
Long-term investments	-	(644)	(13,674)	(21,533)
Proceeds on disposal of long-term investments	-	-	24,270	-
Other	(15)	(10)	(48)	195
Cash applied to investing activities	$(137,770)	$(145,119)	$(130,465)	$(179,514)
Effect of exchange rate changes on cash and cash equivalents	$(218)	$471	$43	$664
Increase in cash and cash equivalents	$14,272	$(67,707)	$286,986	$27,623
Cash and cash equivalents, beginning of period	701,350	322,896	428,636	227,566
Cash and cash equivalents, end of period	$715,622	$255,189	$715,622	$255,189
Interest paid	$249	$486	$950	$1,253
Interest received	$242	$154	$634	$290

Results of Operations (unaudited)

Three Months Ended September 30, 2011
	Ounces produced 2	Ounces sold	Sales (US$’s)	Average realized price (US$'s per ounce)	Average cash cost (US$'s per ounce) 3	Average depletion (US$'s per ounce)	Net earnings (loss) (US$’s)	Cash flow from (used in) operations (US$’s)
Silver
San Dimas 4	1,245	1,232	$42,567	$34.56	$4.07	$0.71	$36,675	$37,550
Zinkgruvan	379	319	12,168	38.15	4.08	1.69	10,326	12,406
Yauliyacu	608	11	454	41.31	4.02	5.02	355	410
Peñasquito	1,162	1,382	49,401	35.75	3.96	2.41	40,601	43,929
Cozamin	395	335	12,270	36.58	4.08	4.62	9,350	11,752
Barrick 5	794	747	28,681	38.42	3.90	3.60	23,081	25,770
Other 6	1,272	770	29,192	37.90	3.94	4.60	22,609	26,823
	5,855	4,796	$174,733	$36.44	$3.99	$2.62	$142,997	$158,640
Gold
Minto	5,110	6,280	10,462	1,666	300	169	7,515	9,114
Silver Equivalent 7	6,112	5,112	$185,195	$36.23	$4.12	$2.67	$150,512	$167,754
Corporate
General and administrative							$(6,311)
Other							(9,161)
Total corporate							$(15,472)	$(507)
	6,112	5,112	$185,195	$36.23	$4.12	$2.67	$135,040	$167,247

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and Aljustrel silver interests.
7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Three Months Ended September 30, 2010
	Ounces produced 2	Ounces sold	Sales (US$’s)	Average realized price (US$'s per ounce)	Average cash cost (US$'s per ounce) 3	Average depletion (US$'s per ounce)	Net earnings (loss) (US$’s)	Cash flow from (used in) operations (US$’s)
Silver
San Dimas 4	1,255	1,274	$25,613	$20.11	$4.04	$0.78	$19,471	$20,468
Zinkgruvan	508	635	12,680	19.95	4.04	1.72	9,021	9,522
Yauliyacu	633	87	1,548	17.79	3.98	3.47	900	1,202
Peñasquito	1,109	692	12,980	18.76	3.90	2.54	8,521	10,281
Cozamin	381	306	5,825	19.06	4.04	4.62	3,177	4,868
Barrick 5	682	533	10,202	19.16	3.90	3.58	6,218	8,281
Other 6	1,069	750	14,561	19.42	3.93	4.46	8,268	11,085
	5,637	4,277	$83,409	$19.51	$3.98	$2.53	$55,576	$65,707
Gold
Minto	6,961	7,127	9,425	1,323	300	237	5,599	5,972
Silver Equivalent 7	6,039	4,688	$92,834	$19.81	$4.09	$2.67	$61,175	$71,679
Corporate
General and administrative							$(4,947)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued							(45,276)
Other							12,719
Total corporate							$(37,504)	$(1,194)
	6,039	4,688	$92,834	$19.81	$4.09	$2.67	$23,671	$70,485

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 250,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Minto and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.
7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Nine Months Ended September 30, 2011
	Ounces produced 2	Ounces sold	Sales (US$’s)	Average realized price (US$'s per ounce)	Average cash cost (US$'s per ounce) 3	Average depletion (US$'s per ounce)	Net earnings (loss) (US$’s)	Cash flow from (used in) operations (US$’s)
Silver
San Dimas 4	4,001	4,129	$143,736	$34.81	$4.05	$0.71	$124,059	$125,902
Zinkgruvan	1,301	1,041	39,437	37.88	4.08	1.69	33,427	35,316
Yauliyacu	1,965	602	21,641	35.95	4.01	5.02	16,205	19,226
Peñasquito	3,651	3,284	115,695	35.24	3.93	2.41	94,901	102,808
Cozamin	1,134	887	31,204	35.14	4.07	4.62	23,487	30,325
Barrick 5	2,257	2,153	77,781	36.12	3.90	3.58	61,685	67,826
Other 6	3,513	2,373	85,734	36.13	3.94	4.29	66,209	76,113
	17,822	14,469	$515,228	$35.61	$3.98	$2.60	$419,973	$457,516
Gold
Minto	14,545	14,478	22,902	1,582	300	169	16,109	17,926
Silver Equivalent 7	18,437	15,095	$538,130	$35.65	$4.11	$2.65	$436,082	$475,442
Corporate
General and administrative							$(19,065)
Other							(11,736)
Total corporate							$(30,801)	$(12,696)
	18,437	15,095	$538,130	$35.65	$4.11	$2.65	$405,281	$462,746

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 1,125,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and Aljustrel silver interests.
7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

				Nine Months Ended September 30, 2010
	Ounces produced 2	Ounces sold	Sales (US$’s)	Average realized price (US$'s per ounce)	Average cash cost (US$'s per ounce) 3	Average depletion (US$'s per ounce)	Net earnings (loss) (US$’s)	Cash flow from (used in) operations (US$’s)
Silver
San Dimas 4	3,571	3,556	$66,463	$18.69	$4.04	$0.78	$49,308	$52,099
Zinkgruvan	1,373	1,446	26,964	18.64	4.04	1.72	18,635	19,578
Yauliyacu	2,062	1,185	21,372	18.04	3.98	3.47	12,545	16,662
Peñasquito	2,532	1,772	32,466	18.32	3.90	2.54	21,050	25,556
Cozamin	1,068	999	18,226	18.26	4.03	4.62	9,590	14,524
Barrick 5	2,159	2,043	36,942	18.08	3.90	3.54	21,749	25,896
Other 6	3,256	2,347	43,197	18.40	3.92	4.34	23,803	33,730
	16,021	13,348	$245,630	$18.40	$3.97	$2.69	$156,680	$188,045
Gold
Minto	24,665	23,321	28,146	1,207	300	235	15,658	19,357
Silver Equivalent 7	17,590	14,826	$273,776	$18.47	$4.05	$2.79	$172,338	$207,402
Corporate
General and administrative							$(18,260)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued							(76,378)
Other							11,782
Total corporate							$(82,856)	$(12,327)
	17,590	14,826	$273,776	$18.47	$4.05	$2.79	$89,482	$195,075

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions and certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)
Results for San Dimas include 1,000,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Minto and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.
7)
Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

For further information, please contact:

Brad Kopp
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com